November 30, 2017
JEFFREY R. VETTER		EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Brian Cascio
Michael Fay
Russell Mancuso
Caleb French

Re:	Bloom Energy Corporation
Amendment No. 5 to
Draft Registration Statement on Form S-1
Submitted September 6, 2017
CIK No. 0001664703

Gentlemen:

On behalf of Bloom Energy Corporation (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 6 (the “Draft No. 6”) to the Registration Statement on Form S-1 (CIK No. 0001664703) confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on March 25, 2016 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 5, 2017 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Draft No. 6 in paper format, marked to show changes from the Registration Statement as initially submitted.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Overview, page 60

1.	Revise to discuss the impact that the expiration of the federal investment tax credit and your new lower prices will have. Also, clarify where appropriate how your lower selling prices impacted 2017 reported results. Finally, tell us whether the expiration of the tax credit will impact rights, liabilities or obligations under your existing arrangements.

United States Securities and Exchange Commission

Division of Corporation Finance

November 30, 2017

The Company acknowledges the Staff’s comment and advises the Staff that the Company revised its disclosure on page 62 to discuss the impact of the expiration of the investment tax credit on the Company’s average selling prices. As it is difficult to predict how the Company’s customer’s buying patterns changed with the expiration of the federal investment tax credit, it is difficult to quantify how the federal investment tax credit expiration impacted the Company’s 2017 reported results.

The Company advises the Staff that the expiration of the tax credit does impact the Company’s existing arrangements. The impact of the possible expiration or subsequent renewal of the federal investment tax credit was considered at the time of the sale and the related liabilities are included within the Company’s consolidated financial statements. As of September 30, 2017, the Company has $5.9 million of federal investment tax credit related refunds remaining to be paid if the tax credit is not renewed.

Purchase Options, page 61

2.	Expand the disclosure in response to comment 7 from our September 8, 2016 letter to cover all periods presented. Also show us whether the percentage of revenue recognized in each period from each purchase option materially differs from the disclosed percentage of acceptances in each period. Your revised prospectus should make clear to investors the extent to which your business is exposed to the differing risks created by each purchase option and how that exposure has changed during the periods presented.

The Company acknowledges the Staff’s comment and advises the Staff that the Company revised its disclosure on page 63 to cover all periods presented.

Further, the Company acknowledges the Staff’s comment and provides the Staff with the following table showing the percentage of revenue recognized in each period from each purchase option compared with the percentage of acceptances by purchase option in each period. There is no correlation between these data sets since revenue is largely driven by the revenue recognition methodology.

	Acceptance Breakdown			Revenue Breakdown*
Purchase Options	FY’15	FY’16	Nine Months Ended	FY’15	FY’16	Nine Months Ended
Direct Purchase	34%	10%	61%	57%	40%	53%
Lease	8%	6%	10%	12%	18%	12%
Managed Service	7%	31%	29%	0%	4%	8%
Bloom Electrons	51%	53%	0%	31%	37%	26%
Total	100%	100%	100%	100%	100%	100%

*	GAAP revenue includes PPA restructuring related adjustments which have been excluded from this analysis

Further, the Company acknowledges the Staff’s comment and advises the Staff that the Company discloses the extent to which the Company’s business is exposed to the differing risks created by each purchase option as discussed on pages 50-63.

3.	We note your response to comment 6. Make clear to investors the magnitude of any ongoing variance from your disclosed performance and efficiency levels as well as from the levels that you have promised in your agreements. Include in your revised disclosure the magnitude of your potential liability for such ongoing variance.

United States Securities and Exchange Commission

Division of Corporation Finance

November 30, 2017

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s committed output and efficiency levels are negotiated on a case-by-case basis for projects deployed through capital purchase agreements, but generally provide for an output guaranty of 95% measured annually and an efficiency guaranty of 52% measured cumulatively from the date the applicable Energy Server(s) are commissioned. In each case, underperformance obligates the Company to make a payment to the applicable end customer. As of September 30, 2017, the fleet of Energy Servers deployed pursuant to capital purchase agreements are performing at an average output of approximately 90% for calendar year 2017, and a lifetime average efficiency of approximately 54%. As of September 30, 2017, our obligation to make payments for underperformance for capital purchase projects is capped at an aggregate total of approximately $39.4 million (including payments both for low output and for low efficiency). As of September 30, 2017, our aggregate remaining potential liability under this cap was approximately $26.7 million.

In addition, the Company’s committed output and efficiency levels are negotiated on a case-by-case basis for projects deployed through its traditional lease program, but generally provide for an output guaranty of 95% measured annually and an efficiency guaranty of 52% measured cumulatively from the date the applicable Energy Server(s) are commissioned. In each case, underperformance obligates the Company to make a payment to the applicable end customer. As of September 30, 2017, the fleet of Energy Servers deployed pursuant to the traditional lease program are performing at an average output of approximately 97% for calendar year 2017, and a lifetime average efficiency of approximately 55%. As of September 30, 2017, our obligation to make payments for underperformance for traditional lease projects is capped at an aggregate total of approximately $5.0 million (including payments both for low output and for low efficiency). As of September 30, 2017, our aggregate remaining potential liability under this cap was approximately $4.8 million.

The Company’s committed output and efficiency levels are also negotiated on a case-by-case basis for projects deployed through the managed services program. The Company’s managed services deployments do not typically include any guaranty regarding output, but the end customer’s payment to the Company includes a payment that is proportionate to the output generated by the Energy Server(s) and our pricing assumes service revenues at the 95% output level. Therefore, the Company’s service revenues are lower if output is less than 95% (and higher if output exceeds 95%). Additionally, the Company is obligated to repair any Energy Servers operating at an efficiency of less than 45% during a calendar month to restore such Energy Servers above the minimum efficiency level. As of September 30, 2017, the fleet of Energy Servers deployed pursuant to the managed services program are performing at an average output of approximately 95% for calendar year 2017, and an average efficiency for the quarter ended September 2017 of approximately 57%.

The Company’s PPA II project includes an output guaranty of 95% measured annually and an efficiency guaranty of 50% measured cumulatively over the life of the PPA II project. In each case, underperformance obligates the Company to make a payment to the PPA II Project Company. As of September 30, 2017, the PPA II project is operating at an average output of approximately 86% for calendar year 2017, and a lifetime average efficiency of approximately 50%. Our obligation to make payments for underperformance of the PPA II project is capped at an aggregate total of approximately $13.9 million for low output and approximately $263.7 million for low efficiency. As of September 30, 2017, we have no remaining liability under the output guaranty, and our remaining potential liability under the efficiency guaranty cap was approximately $263.7M.

United States Securities and Exchange Commission

Division of Corporation Finance

November 30, 2017

The Company’s PPA IIIa project includes output guaranties of (i) 95% measured annually, and (ii) 80% measured quarterly, and an efficiency guaranty of 52% measured cumulatively over the life of the PPA IIIa project. In the case of underperformance with respect to output, the Company is obligated to make a payment to the PPA IIIa Project Company. In the case of underperformance with respect to efficiency, the Company is obligated to reimburse the PPA IIIa Project Company for any payments owed to the applicable PPA customer(s). As of September 30, 2017, the PPA IIIa project is operating at an average output of approximately 92% for calendar year 2017, an average output of approximately 90% for the three months ended September 30, 2017, and a lifetime average efficiency of approximately 51.2%. Our obligation to make payments for underperformance of the PPA IIIa project is capped at an aggregate total of approximately $5.0 million under the annual output guaranty, approximately $10.0 million under the quarterly output guaranty, and approximately $675,000 under the efficiency guaranty. As of September 30, 2017, our aggregate remaining potential liability under these caps was approximately $2.8 million under the annual output guaranty, approximately $9.7 million under the quarterly output guaranty, and approximately $675,000 under the efficiency guaranty.

The Company’s PPA IIIb project includes output guaranties of (i) 95% measured annually, and (ii) 80% measured quarterly, and an efficiency guaranty of 52% measured cumulatively over the life of the PPA IIIb project. In the case of underperformance with respect to output, the Company is obligated to make a payment to the PPA IIIb Project Company. In the case of underperformance with respect to efficiency, the Company is obligated to reimburse the PPA IIIb Project Company for any payments owed to the applicable PPA customer(s). As of September 30, 2017, the PPA IIIb project is operating at an average output of approximately 94% for calendar year 2017, an average output of approximately 94% for the three months ended September 30, 2017, and a lifetime average efficiency of approximately 52%. Our obligation to make payments for underperformance of the PPA IIIb project is capped at an aggregate total of approximately $2.7 million under the annual output guaranty, approximately $5.4 million under the quarterly output guaranty, and approximately $1.0 million under the efficiency guaranty. As of September 30, 2017, our aggregate remaining potential liability under these caps was approximately $2.7 million under the annual output guaranty, approximately $5.4 million under the quarterly output guaranty, and approximately $1.0 million under the efficiency guaranty.

The Company’s PPA IV project includes output guaranties of (i) 95% measured annually, and (ii) 80% measured quarterly, and an efficiency guaranty of 52% measured cumulatively over the life of the PPA IV project. In the case of underperformance with respect to output, the Company is obligated to make a payment to the PPA IV Project Company. In the case of underperformance with respect to efficiency, the Company is obligated to reimburse the PPA IV Project Company for any payments owed to the applicable PPA customer(s). As of September 30, 2017, the PPA IV project is operating at an average output of approximately 92% for calendar year 2017, an average output of approximately 91% for the three months ended September 30, 2017, and a lifetime average efficiency of approximately 53%. Our obligation to make payments for underperformance of the PPA IV project is capped at an aggregate total of approximately $7.3 million under the annual output guaranty, is uncapped under the quarterly output guaranty, and is capped at approximately $3.6M under the efficiency guaranty. As of September 30, 2017, our aggregate remaining potential liability under these caps was approximately $7.2 million under the annual output guaranty, and approximately $3.6 million under the efficiency guaranty.

United States Securities and Exchange Commission

Division of Corporation Finance

November 30, 2017

The Company’s PPA V project includes output guaranties of (i) 95% measured annually, and (ii) 80% measured quarterly, and an efficiency guaranty of 52% measured cumulatively over the life of the PPA V project. In the case of underperformance with respect to output, the Company is obligated to make a payment to the PPA V Project Company. In the case of underperformance with respect to efficiency, the Company is obligated to reimburse the PPA V Project Company for any payments owed to the applicable PPA customer(s). As of September 30, 2017, the PPA V project is operating at an average output of approximately 96% for calendar year 2017, an average output of approximately 95% for the three months ended September 30, 2017, and a lifetime average efficiency of approximately 56%. Our obligation to make payments for underperformance of the PPA V project is capped at an aggregate total of approximately $13.9 million under the annual output guaranty, is uncapped under the quarterly output guaranty, and is capped at approximately $5.9 million under the efficiency guaranty. As of September 30, 2017, our aggregate remaining potential liability under these caps was approximately $13.9 million under the annual output guaranty, and approximately $5.9 million under the efficiency guaranty.

Further, in response to the Staff’s comment, the Company revised its disclosures to clarify the magnitude of its liabilities under the performance and efficiency guarantees on pages 74-78 of Draft No. 6.

Obligations to PPA Entities, page 67

4.	Reconcile the last paragraph of your response to comment 4 with section 2.4 of exhibit 10.56 which appears to impose obligations whenever a PPA Customer terminates and pays the termination value due, including an obligation to indemnify the customer and obligations regarding relocating and redeploying. In this regard, ensure that your disclosure regarding each applicable purchase option indicates who is responsible for costs associated with removal of the server from the site upon expiration of agreements with the end customer.

The Company acknowledges the Staff’s comment and advises the Staff that this provision deals specifically with the Company’s PPA IIIb Project, which includes Offtake Agreements that include obligations to attempt to redeploy Energy Servers as to which the Offtake Agreement has terminated and the PPA Customer has paid the termination value. The Company notes that a similar provision exists in Section 2.18 of Exhibit 10.47. In the PPA IIIa Project and the PPA IIIb Project, certain Offtake Agreements include obligations to attempt to redeploy such Energy Servers and refund to the PPA Customer a portion of the proceeds from such redeployment. In each case, the obligation to attempt to redeploy is borne by the Company (and not by the applicable PPA Company), and the PPA Customer has (a) provided an explicit release of the applicable PPA Company from such obligations, and (b) agreed that it shall look only to the Company (and not the applicable PPA Company) for the performance of such obligation to attempt to redeploy and make refund payments.

Notwithstanding this acknowledgment, the investors in these PPA Projects are required, as a condition to financing, that the Company include the referenced indemnity to protect the applicable PPA Company against the possibility that the applicable PPA Customer may nevertheless seek recourse against the applicable PPA. In light of the acknowledgements and releases provided by the PPA Customers, we respectfully submit that potential liabilities under Section 2.4 of Exhibit 10.56 and Section 2.18 of Exhibit 10.47 are not viewed as material obligations of the Company. The Company’s agreements with the PPA Customer require that the Company attempt to redeploy the Energy Servers, and in some cases require that we simply use “best efforts” to achieve such redeployment. As such, it is possible that a PPA Customer may be unsatisfied with the Company’s efforts if we are ultimately unsuccessful in the redeployment of the Energy Servers and may seek to recover some or all of the termination value payment made to the applicable PPA Company. Because the PPA Customer’s maximum refund upon redeployment is limited to the termination value payment actually paid, the Company’s potential liability to such PPA Customers is limited to such termination value payment. These termination values decrease over time, and as of the date hereof, no PPA Customer has been required to make a termination value payment at any time.

United States Securities and Exchange Commission

Division of Corporation Finance

November 30, 2017

In the Company’s PPA IV and PPA V Projects, the obligation to attempt to redeploy Energy Servers for which the Offtake Agreement has terminated and the PPA Customer has paid the termination value is an obligation of the “HoldCo” entity (the joint investment vehicle of the Company and the tax equity investor(s) involved with such Projects). In these Projects, there is a separate agreement directly between the PPA Customer and the applicable HoldCo entity regarding the redeployment of such Energy Servers. The Company has agreed to assist in the remarketing and redeployment of such Energy Servers pursuant to Section 2.04 of Exhibit 10.75 and Section 2.04 of Exhibit 10.75. Additionally, pursuant to Section 2.05 of Exhibit 10.77, the Company is obligated to repurchase certain Energy Servers if such Energy Servers have not been successfully redeployed within two hundred forty (240) days, for a purchase price equal to the scrap value of such Energy Servers. The Company notes that any liabilities associated with Exhibit 10.75 and Exhibit 10.77 are limited, in each case, to the administration fee actually paid to the Company pursuant to such agreements except in the case of fraud, gross negligence, willful misconduct, or willful violation of applicable law, and except in the case of obligations to repurchase Energy Servers for the scrap value thereof. In light of this limitation on the Company’s liabilities, we respectfully submit that potential liabilities in connection with efforts to remarket and redeploy Energy Servers in connection with the PPA IV Project and PPA V Project are not viewed as material obligations of the Company.

The Company’s obligations relating to the costs of removing Energy Servers from customer sites vary by the type of purchase option utilized, and in some cases vary by the specific financing portfolio. The Company is obligated to bear the cost of removing Energy Servers upon expiration of the agreement with the end customer, but expects customers to renew their existing arrangement, given the critical nature of the Energy Servers on the customer’s business operations.

Obligations to Lenders, page 69

5.	We may have further comment after you update exhibits as mentioned in your response to comment 7.

The Company acknowledges the Staff’s comment.

Obligations to Investors, page 70

6.	Reconcile your disclosure added here regarding when a forced outage event must be declared with response 15 of your letter to us dated August 12, 2016.

United States Securities and Exchange Commission

Division of Corporation Finance

November 30, 2017

In response to the Staff’s comment, the Company revised its disclosure on page 74 to clarify when a forced outage event must be declared.

Delivery and Installation of Our Product, page 75

7.	We note your response to comment 10. Update your disclosure regarding backlog to a recent date. Also disclose backlog as of a comparable date in the preceding fiscal year.

The Company acknowledges the Staff’s comment and advises the Staff that the Company intends to report backlog data as of December 31, 2017 in its follow-on registration statement subsequent to the Company’s fiscal year end. The backlog as of the comparable period will also be disclosed.

Liquidity and Capital Resources, page 91

8.	Expand your response to comment 11 to address the fees under the maintenance and administration agreements related to your Bloom Electrons Financing Program. Also address the monthly equipment fee and the monthly service payment mentioned on the bottom of page 64; we note your disclosure on page 21 that your servers are designed to provide a constant output.

The Company acknowledges the Staff’s comment and advises the Staff that the Bloom Electrons financing program is financed via special purpose investment entities referred to as PPA entities and are owned partly by the Company and partly by third-party investors. The PPA entity typically enters into a maintenance services agreement with the Company that begins following the first year of service to extend the warranty service and performance guarantees. The cash the PPA entities use to pay the Company each year is already reflected in the consolidated balance sheets, so it is not incremental cash, and is dependent on the ability of PPA entities to bill and collect cash from electricity sales each year. This sales provision and sale of maintenance services is considered an intercompany arrangement and is therefore, eliminated in consolidation.

The Company further advises the Staff that under managed services arrangements, the monthly equipment fee covers the amount of the customer’s monthly lease payments to the financing entity, and therefore, there is no future cash to be received by the Company for equipment. The Company is simply acting as an agent to facilitate collection of the fees which are sent to an escrow account for further transfer to the financing entity. The monthly service payment to be received by the Company is based on the performance of the Energy Servers and therefore, is variable and difficult to predict, which could be potentially misleading to disclose with any level of certainty.

The Company acknowledges the Staff’s comment that the Energy Servers are designed to operate as constant output. However, the output and efficiency of each Energy Server varies, and the Company provides warranties and performance guarantees regarding the Energy Server’s efficiency and output under all of its financing arrangements to mitigate the customers’ risk of this variability.

9.	Revise to provide the disclosure requested by the third sentence of comment 12. Also, disclose the substance of the penultimate sentence of your response to comment 12, and include appropriate risk factor disclosure clarifying the scope and impact of existing restrictions on your ability to issue debt or stock.

United States Securities and Exchange Commission

Division of Corporation Finance

November 30, 2017

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s current debt agreements do not contain any restrictions on the Company’s ability to issue additional debt or stock. The current debt agreements do limit the Company’s ability to provide collateral for such debt. The 6% Notes prevent the Company from securing any additional debt with any Company assets except for intellectual property. The 10% Notes are secured by the Company’s O&M agreements with the project companies under its Bloom Electrons Program making these assets ineligible to secure other debt. Given that almost all of the Company assets have been used as collateral with respect to the 6% Notes and 10% Notes, no Company assets are available as collateral for any additional debt, except for intellectual property.

Cash Flows, page 96

10.	We note your revised disclosure in response to comment 14. Disclose the reason you believe that presentation of PPA cash flows provides useful information to investors and describe the significant components of cash flows that are excluded from the measure.

In response to the Staff’s comment, the Company revised its disclosure on page 102 to explain why the presentation of PPA cash flows is useful information. Further, the Company advises the Staff that the significant component of PPA cash flows is the purchase of Energy Servers as disclosed on page 102.

Factors Driving Customer Adoption, page 121

11.	We will continue to evaluate your response to comment 16 after you provide the supplemental information mentioned in that response. It remains unclear whether you are comparing your product’s efficiency to traditional power plants’ use of natural gas or of other fuels. If your disclosure compares your product to other power plants’ use of other fuels, please tell us the efficiency of traditional power plants’ use of natural gas.

The Company acknowledges the Staff’s comment and advises the Staff that the efficiency comparison of the Company’s Energy Servers and “traditional power plants” refers specifically to natural gas power plants. The Company revised its disclosure on page 129 to clarify this reference. Natural gas power plants were chosen as the comparison as they utilize the same input fuel and typically represent the marginal generator power that the Company’s Energy Servers would be offsetting upon deployment.

The cited efficiency improvement of 14% to 31% was calculated using the average heat rate (in Btu per kWh) for natural gas power plants gathered from U.S. Energy Information Administration data in addition to the U.S. Gross Grid Loss Rate from U.S. EPA eGrid numbers. These calculations and references were included in the Company’s prior response.

Supplemental information provided with this response includes the ES5 data sheet with cumulative electrical efficiency and heat rate values. Also, represented in the table below is the actual ES5 fleet average efficiency from initial deployment to date for 2015, 2016 and through September 30, 2017, which is presently greater than 60% LHV (6,295 btu/kWh).

Year	Date Range	ES5 Fleet Sites	Total Size (kW)	Cumulative Lifetime Efficiency (%)
2015	1/1-12/31	9	3,450	60.5%
2016	1/1-12/31	105	43,325	61.2%
2017	1/1-9/30	184	88,550	60.2%

United States Securities and Exchange Commission

Division of Corporation Finance

November 30, 2017

Sales and Marketing, page 130

12.	Given your disclosure here and on page 61 regarding your relationship with The Southern Company, provide us your analysis regarding whether your agreements need be filed as exhibits.

In response to the Staff’s comment, the Company added disclosure regarding the Southern financing relationship beginning on page 63 and intends to file the Southern Third Party PPA agreements by way of a subsequent amendment to the registration statement.

Executive Compensation, page 141

13.	We note that you included 2015 compensation information in your prior submission that must be filed according to Section 6(e) of the Securities Act. Please tell us the authority on which you rely to remove that information from your current submission.

In response to the Staff’s comment, the Company revised its executive compensation disclosure on page 150 of Draft No. 6 to include both the fiscal 2015 and 2016 compensation disclosures.

Principal and Selling Stockholders, page 154

14.	We note your response to comment 10. Your disclosure following the table on page 155 does not appear to identify all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares disclosed. We note for example the shares covered by footnote 12. Please revise. Also ensure your revised footnote disclosure reconciles with the share amounts disclosed in the table.

In response to the Staff’s comment, the Company revised its disclosure beginning on page 163 of Draft No. 6 to identify all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares disclosed, and reconciled the share amounts disclosed in the footnote table.

Underwriting, page 174

15.	Revise to disclose the underwriters’ ownership of your notes. We note, for example, the disclosure in the last paragraph on page F-65.

The Company acknowledges the Staff’s comment, and advises the Staff that none of the underwriters are holders of the Company’s 6% Notes or any other notes of the Company. As previously disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Credit Facilities—Bloom Energy

United States Securities and Exchange Commission

Division of Corporation Finance

November 30, 2017

Indebtedness”, J.P. Morgan Securities LLC, one of the underwriters, previously purchased an amount of 6% Notes from the Company in December 2015. J.P. Morgan Securities LLC subsequently sold its entire ownership of the 6% Notes to CPPIB, as disclosed on page F-65 of the prior filing.

Consolidated Financial Statements

Note 2: Significant Accounting Policies

Partner Related Sales Lead Generation Liabilities, page F-23

16.	We note your response to comment 19 and the revised disclosure regarding your sales lead generation payments. Please address the following:

•	Disclose the nature of these payments and the agreement that requires the payments;

•	Tell us if these payments are related to the customer leads referred under sales and marketing expenses on page 130; and

•	Disclose the basis for your accounting treatment for these payments including any authoritative accounting literature you are relying upon.

The Company acknowledges the Staff’s comment and advises the Staff that on June 25, 2015, the Company and the PPA Company V tax equity investor entered into a developer fee agreement (the “Agreement”) only with respect to PPA Company V. There are no other PPA entities with such an arrangement. The Agreement was put in place to enable the tax equity investor to get a target rate of return on its investment. The tax equity investor provided funds to the PPA Company V, and the PPA Company V then purchased Energy Servers from the Company under normal purchase terms and conditions. After the Energy Servers were installed and accepted by the customer, the Company repaid an amount equal to approximately 14% of the sales prices to the PPA Company V. The total amount funded by the tax equity investor of PPA Company V was $227.3 million and the Company paid $50.8 million back to the tax equity investor subsequent to installation and acceptance. The following paragraph is an illustration how the process worked.

Upon advance request from the Company, the PPA Company V tax equity investor would provide funds equivalent to 33% of the purchase price of the Energy Servers 90 days prior to the expected shipment date for each site to be deployed to fund the materials procurement and manufacturing process. Then, upon advance request from the Company, the PPA Company V tax equity investor would provide funds equivalent to 40% of the purchase price of the Energy Servers upon shipment of the Energy Servers to fund the shipment and installation process. On final acceptance of the Energy Servers, the PPA Company V tax equity investor would provide the remaining funds equivalent to 27% of the purchase price of the Energy Servers.

Under the Agreement, the Company would remit $1,370/kW (approximately 14%) of the purchase price of the Energy Servers, which is the development fee, to the tax equity investor by the tenth day of the month following the installation of the Energy Servers at each customer site.

The tax equity investor did not provide other services than financing to the Company. Therefore, the nature of the payments was simply a return of capital to the investor. The Company further advises the Staff that these payments are not related to the customer leads referred to under Sales and Marketing on page 138.

United States Securities and Exchange Commission

Division of Corporation Finance

November 30, 2017

As discussed earlier, the Company believes the substance of the transaction is a return of capital to the tax equity investor, and therefore, it was accounted for as a reduction in non-controlling interest on a consolidated basis.

6% Convertible Senior Secured PIK Notes due 2020, page II-3

17.	We note the fourth sentence’s reference to a “10% Secured Notes” caption, but no such caption appears to be included. Revise or advise.

In response to the Staff’s comment, the Company revised its reference in the disclosure on page II-3 of Draft No. 6 to more clearly reference the disclosure.

Exhibit 10.82

18.	We note your response to comment 21. It appears that you have not filed the December 2013 and October 2014 amendments to Exhibit 10.82 mentioned in Exhibit C to Exhibit 10.72. Please advise.

In response to the Staff’s comment, the Company advises the Staff that it intends to file the December 2013 and October 2014 amendments by way of a subsequent amendment to the registration statement.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, Brendan Franich at (650) 335-7105.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc (via e-mail):	Shawn Soderberg, Esq.
Brendan Franich, Esq.
Alan F. Denenberg, Esq.
Emily Roberts, Esq.